UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 14.5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 23)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
  (702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,863

	8.	Shared Voting Power 4,081,094

	9.	Sole Dispositive Power 41,863

	10.	Shared Dispositive Power 4,081,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,122,957

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,960

	8.	Shared Voting Power 4,081,094

	9.	Sole Dispositive Power 3,960

	10.	Shared Dispositive Power 4,081,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,085,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

Title of class of equity securities:  Common Stock, par value $0.01 per share

Name and address of issuer:  Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada  89102

This Amendment No. 23 to Schedules 13D filed on June 10, 1993 for each of Blake L. Sartini and Delise F. Sartini (the “Reporting Persons”) is made to reflect the increase in beneficial ownership by the Reporting Person since the date of Amendment No. 21 to the Schedule 13D filed May 2, 2006 as a result of  the transfer of shares of Common Stock into certain family trusts over which the Reporting Persons have voting or dispositive power with respect to such shares of Common Stock, offset in part by gifts of Common Stock by the Reporting Persons to certain family trusts over which the Reporting Persons do not have voting or dispositive power.

Item 2.  Identity and Background

(i)	(a)	Name: Blake L. Sartini

	(b)	Business address: 6595 South Jones Boulevard, Las Vegas, NV 89118

	(c)	Principal occupation and business address: Chief Executive Officer, Golden Gaming, Inc., 6595 South
Jones Boulevard, Las Vegas, NV 89118

	(d)	Criminal proceedings: No

	(e)	Civil proceedings: No

	(f)	Citizenship: United States

(ii)	(a)	Name: Delise F. Sartini

	(b)	Business address: N/A

	(c)	Principal occupation and business address: N/A

	(d)	Criminal proceedings: No

	(e)	Civil proceedings: No

	(f)	Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration

See Item 5(c) below.

Item 4.  Purpose of the Transaction

The securities reported were acquired as a result of  the transfer of shares of Common Stock into certain family trusts over which the Reporting Persons have voting or dispositive power with respect to such shares of Common Stock, offset in part by gifts of Common Stock by the Reporting Persons to certain family trusts over which the Reporting Persons do not have voting or dispositive power.  At any time, the Reporting Persons may determine to dispose of some or all of the common stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety effective as of the date of filing of this Amendment No. 23 as follows:

Blake L. Sartini

(a)	Aggregate shares and percentage beneficially owned:

4,122,957 (6.9%)

(b)	Sole voting and dispositive power: 41,863
Shared voting and dispositive power: 4,081,094

(c)	Transactions effected during the past 60 days:

On August 3, 2006, the Reporting Persons made gifts of 566 shares of Common Stock to trusts for the benefit of relatives of the Reporting Persons, over which the Reporting Persons have no voting or dispositive power.

Delise F. Sartini

(a)	Aggregate shares and percentage beneficially owned:

4,085,054 (6.9%)

(b)	Sole voting and dispositive power: 3,960
Shared voting and dispositive power: 4,081,094

(c)	Transactions effected during the past 60 days:

See above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006

By:	/s/ Blake L. Sartini
Name: Blake L. Sartini

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006

By:	/s/ Delise F. Sartini
Name: Delise F. Sartini